SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                          Goody's Family Clothing, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    382588101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 2 OF 7 PAGES
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-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Prentice Capital Management, LP
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]
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    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,080,100 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.28% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      382588101              SCHEDULE 13D/A         PAGE 3 OF 7 PAGES
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-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Michael Zimmerman
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,080,100 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.28% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 4 OF 7 PAGES
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The Schedule 13D filed on October 6, 2005 by Prentice Capital Management, LP, a
Delaware limited partnership, and Michael Zimmerman (together, the "Reporting Persons") relating to the shares of Common Stock, no par value (the "Shares"), of Goody's Family Clothing, Inc., a Delaware corporation (the "Issuer"), amended by Amendment No. 1 filed on October 6, 2005, and amended by Amendment No. 2 filed on October 12, 2005, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D. The principal executive office of the Issuer is located at 400 Goody's Lane, Knoxville, TN 37922.

Item 4       Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following:

         On October 20, 2005 and October 21, 2005, GF Acquisition Corp. ("GF Acquisition") and GF Goods Inc. ("Parent"), affiliates of the Reporting Persons and GMM, sent letters to the Issuer modifying their October 6, 2005 proposal by increasing the purchase price offered to $8.75 per share.

         On October 23, 2005, GF Acquisition and GF Goods sent an additional letter which superseded the earlier letters and increased the price of their proposed offer to $8.85 per share. A copy of the letter is attached hereto as Exhibit F and incorporated herein by reference.

         The offer by GF Acquisition and GF Goods is subject to the execution of
(i) the Acquisition Agreement and Agreement and Plan of Merger (the "Acquisition Agreement"), by and among the Issuer and GF Acquisition and Parent, (ii) the Stock Option Agreement (the "Stock Option Agreement") by and among the Issuer, GF Acquisition and Parent and (iii) the Support Agreement (the "Support Agreement") by and among GF Acquisition, Parent and each of Robert M. Goodfriend, the Chairman and Chief Executive Officer of the Issuer, Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, The Jeffrey Alan Goodfriend Subchapter S Trust and the Goodfriend Foundation (each a "Principal Shareholder" and collectively referred to herein as the "Principal Shareholders"). Pursuant to the Support Agreement, the Principal Shareholders would grant GF Acquisition an option exercisable in certain circumstances to purchase all of the Common Stock of the Issuer owned by each of the Principal Shareholders at a price of $8.85 per share. Copies of each of the Acquisition Agreement, Stock Option Agreement and Support Agreement are filed as Exhibits G, H and I respectively and each is incorporated herein by reference.

         The offer is not subject to any financing or due diligence condition. A copy of the commitment letter among Parent, the Reporting Persons and GMM, which was delivered to the Issuer on October 23, 2005 is filed as Exhibit J and is incorporated herein by reference.

         Except as set forth herein, neither of the Reporting Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with respect to the proposed acquisition

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 5 OF 7 PAGES
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of the Issuer and their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

Item 7.       Material to be Filed as Exhibits.

1. Exhibit A - Joint Acquisition Statement, dated October 6, 2005 (previously filed)

2. Exhibit B - Letter to Issuer, dated September 29, 2005 (previously filed)

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days (previously filed)

4. Exhibit D - Letter to Issuer, dated October 6, 2005 (previously filed)

5. Exhibit E - Letter to Issuer, dated October 11, 2005 (previously filed)

6. Exhibit F - Letter to Issuer, dated October 23, 2005

7. Exhibit G - Form of Acquisition Agreement

8. Exhibit H - Form of Stock Option Agreement

9. Exhibit I - Form of Support Agreement

10. Exhibit J - Commitment Letter, dated October 23, 2005

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 6 OF 7 PAGES
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                               SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 24, 2005



                                    PRENTICE CAPITAL MANAGEMENT, LP

                                    BY: /s/ CHARLES PHILLIPS
                                    -----------------------------------
                                    Name:  Charles Phillips
                                    Title: Chief Operating Officer


                                    MICHAEL ZIMMERMAN

                                    /s/ MICHAEL ZIMMERMAN
                                    ------------------------------------
                                    Michael Zimmerman

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CUSIP NO.      382588101              SCHEDULE 13D/A          PAGE 7 OF 7 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated October 6, 2005 (previously filed)

2. Exhibit B - Letter to Issuer, dated September 29, 2005 (previously filed)

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days (previously filed)

4. Exhibit D - Letter to Issuer, dated October 6, 2005 (previously filed)

5. Exhibit E - Letter to Issuer, dated October 11, 2005 (previously filed)

6. Exhibit F - Letter to Issuer, dated October 23, 2005

7. Exhibit G - Form of Acquisition Agreement

8. Exhibit H - Form of Stock Option Agreement

9. Exhibit I - Form of Support Agreement

10. Exhibit J - Commitment Letter, dated October 23, 2005